BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

November 26, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention: John Reynolds, Assistant Director

Re:	BGS Acquisition Subsidiary, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed November 21, 2013 File No. 333-191030

Dear Mr. Reynolds:

Set forth below are the responses of BGS Acquisition Subsidiary, Inc., a Delaware corporation (“we” or the “Company”), to comments received (each a “Comment” and together the “Comments”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2013 with respect to Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-4 initially filed with the Commission on September 6, 2013, File No. 333-191030, as amended (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  For your convenience, we have also hand delivered two copies of this letter, Amendment No. 5, and Amendment No. 5 marked to show all changes made since the filing of Amendment No. 4.

Each response is prefaced by the text of the Staff’s corresponding Comment in bold text.  All references to page numbers and captions in a response correspond to Amendment No. 5, unless otherwise indicated.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Registration Statement.

Fee Table

1.	It is unclear how the number of common stock in the fee table matches the amounts in the legal opinion. Please advise.

Response:  We acknowledge the Staff’s Comment.  The following table demonstrates how the common stock in the fee table matches the amounts in the legal opinion:

	Registered Securities	Common Stock	Warrants	Common Stock Underlying Warrants
Common stock	1,817,683	1,817,683
Warrants to purchase common stock	4,000,000		4,000,000
Common stock underlying warrants to purchase common stock	4,000,000			4,000,000
Common stock underlying unit purchase options granted to underwriters	340,000	340,000
Warrants underlying unit purchase options granted to underwriters	340,000		340,000
Common stock underlying warrants to purchase common stock underlying unit purchase options granted to underwriters	340,000			340,000
Common stock with certain vesting hurdles issued to sponsor of BGS Corp.	830,001	830,001
Totals	11,667,684	2,987,684	4,340,000	4,340,000

Material U.S. Federal Income Tax Consequences, page 32

2.
The tax opinion you provide should present clearly the material tax consequences of the transaction and not be merely an accurate summary.  Please refer to Staff Legal Bulletin No. 19, Section III.C.2.  Please revise accordingly.

Response:  We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 32 for our revision of the Registration Statement.

3.	In this regard, please revise here and in exhibit 8.1 to delete the statement “insofar as it purports to summarize United States federal income tax law . . .”

Response:   We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 33 of the Registration Statement and page 2 of Exhibit 8.1 for our revisions.

4.
We note your statement in the first sentence on page 34 that the Redomestication “should” qualify as a reorganization within the meaning of Section 368(a) for U.S. federal income tax purposes.  Please clarify the degree of uncertainty regarding this conclusion and provide a risk factor that clearly states that the reorganization may not qualify under 368(a).

Response:   We acknowledge the Staff’s Comment and have revised the Registration Statement accordingly.  Please see page 34 for our clarification of the degree of uncertainty regarding such conclusion and the risk factor beginning “There is no guarantee that the Redomestication . . .” on page 26 of the Registration Statement.

Exhibit 8.1

Revenue, page 63

5.	Please delete the second to last paragraph limiting reliance. Please refer to Section III.D.1. of Staff Legal Bulletin No. 19.

Response:  We acknowledge the Staff’s Comment and have revised Exhibit 8.1 accordingly.  Please see page 2 of Exhibit 8.1 for our revision.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Cesar Baez of BGS Acquisition Subsidiary, Inc. at (347) 837-4244 or Heather Carmody of Duane Morris LLP at (215) 979-1202.

Sincerely,

BGS Acquisition Subsidiary, Inc.

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: Sole Director and Chief Executive Officer

cc:           Steve Lo (SEC)
Craig Arakawa (SEC)
Ruairi Regan (SEC)
James Lopez (SEC)
Heather Carmody (Duane Morris LLP)